

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 19, 2017

Baxter Koehn
Chief Financial Officer
Eternelle Skincare Products Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

> **Re:** **Eternelle Skincare Products Inc.**
> **Form 10-12B**
> **Filed June 23, 2017**
> **File No. 001-38133**

Dear Mr. Koehn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you filed your form on EDGAR as a Form 10-12B. It appears that you intend to register securities under Section 12(g) of the Exchange Act. If so, then please withdraw your Form 10-12B and file a new Form 10-12G pursuant to Section 12(g).

2. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.

Cover Page

3. It does not appear that your common stock is traded on the OTC Bulletin Board. Please revise.

Business, page 1

4. We note your disclosure regarding the three products that you plan to sell to consumers, Skin Brightener, Vitamin C Peptide, and Skin Moisturizer. Please clarify whether your products are currently developed or whether you are in the process of developing such products.

5. Please disclose the sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v).

Facilities and Properties, page 1

6. Please provide the address of your principal executive office.

7. We note your disclosure that you have engaged a cosmetic and skincare manufacturer to produce peptide-based products. Please disclose the material terms of your engagement with the manufacturer. Please file as an exhibit to this registration statement your agreement with the manufacturer or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Plan of Operations, page 5

8. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

9. Please revise to disclose, if true, that the company has no revenue.

10. We note your disclosure that you have engaged a marketing team to assist you in making marketing decisions. Please disclose the material terms of your marketing agreement. Please file as an exhibit to this registration statement your marketing agreement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers, page 7

11. Please expand the discussion of your directors and executive officers to describe the specific experience, qualifications, attributes, or skills that led to the conclusion that each named person should serve in their respective position. In particular, please revise to identify all companies and organizations where the business experience occurred during the past five

years.

Executive Compensation, page 7

12. We note your disclosure on page 19 that you have $221,192 in total accrued compensation. Please revise to provide the Summary Compensation Table as required Item 402(n). Please also provide any related narrative disclosure called for by Item 402(o).

Market Information, page 9

13. Please revise to disclose the information required by Item 201(a)(1) of Regulation S-K.

Financial Statements and Exhibits, page 22

14. Please file your Articles of Incorporation and bylaws as exhibits to your registration statement. See Item 601(3) of Regulation S-K.

15. We note your disclosure that there have been related party advances provided by your executive officers. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601 (b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your related party loan agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Christen Lambert, Esq.